MORGAN STANLEY CALIFORNIA TAX-FREE INCOME FUND
1221 Avenue of the Americas
New York, NY 10020

April 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:               Larry Greene, Division of Investment Management

Re:	Morgan Stanley California Tax-Free Income Fund
(File Nos. 2-91103 and 811-4020)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley California Tax-Free Income Fund (the “Fund”) filed with the Securities and Exchange Commission on February 23, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 28 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 25, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.         This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.	Please confirm that the Fund was not required to restate its financial statements in connection with its investments in inverse floaters.

Response 2.            The Fund does not invest in the types of inverse floaters that were subject to restatement earlier this year.

Comment 3.	In the “Fees and Expenses” section of the prospectus, consider moving the footnotes to after the Example.

Response 3.          We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  We believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 4.	Does the investment adviser have the ability to recoup any fees that it waived or reimbursed in subsequent years?

Response 4.       The investment adviser does not have the ability to recoup any fees that are waived or reimbursed in subsequent years.

Comment 5.

In the “Fund Management” section, it states that “The Fund is managed within the Municipal Fixed Income team” and then lists the current members of the team jointly and primarily responsible for the day-to-day management of the Fund.  The disclosure then states that “Members of the portfolio management team are actively engaged in all facets of the investment decision-making process.”  It is not clear whether the Fund is managed by other members of the team not listed.  Please clarify this disclosure.

Response 5.         The prospectus currently states that the Fund is managed within the Municipal Fixed Income team.  Item 5(a)(2) of Form N-1A requires disclosure of the persons “primarily responsible for the day-to-day management of the Fund’s portfolio (“portfolio manager”),” and Item 15(a) requires certain disclosure regarding such persons’ management of other accounts. The Fund is managed by a team of investment professionals.  The team is comprised of persons who are “primarily responsible for the day-to-day management of the Fund’s portfolio” (each such person is disclosed in the “Fund Management”  section) and persons who are not.

COMMENTS TO THE SAI

Comment 6.	In the section titled “Description of the Fund and its Investments and Risks — Loans of Portfolio Securities,” confirm whether the Fund uses an affiliated securities lending agent.

Response 6.          The Fund does not use an affiliated securities lending agent.

Comment 7.	In connection with the Fund’s investment in when-issued and delayed delivery securities and forward commitments, please confirm that there is adequate disclosure regarding “segregating assets.”

Response 7.         The referenced disclosure is contained in the subsection entitled “When-Issued and Delayed Delivery Securities and Forward Commitments” in the SAI.

Comment 8.	Please confirm that the Fund’s concentration policy complies with the Staff’s position that a concentration policy applies to investments of 25% or more.

Response 8.         The Fund’s concentration policy is consistent with Instruction 4 to Item 4(b)(1) of Form N-1A.  We respectfully note that the Staff’s position, which you have referred to as set forth in Guide 19 to Form N-1A in effect prior to 1998, differs from Instruction 4 to Item 4(b)(1) of Form N-1A as set forth above.

Comment 9.

With regard to non-fundamental investment restriction number 2, add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 9.          The Fund did not invest in other investment companies during the prior fiscal year; therefore, no edits will be made to the fee table.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•                  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6641.  Thank you.

Sincerely,

/s/ Sheri L. Schreck

Sheri L. Schreck